Medina International Holdings, Inc.
                            No. 2051 Placentia Ave.
                              Costa Mesa, CA 92627


                                 March 26, 2010

Securities and Exchange Commission
Attn:    Effie Simpson
Division of Corporation Finance
Mail Stop 3561
Washington, D.C.  20549

Re:      Medina International Holding
         Form 10-K for the year ended April 30, 2009
         Filed October 22, 2009
         File No. 0-27211

Dear Ms. Simpson:

         We have received your correspondence dated January 8, 2010, regarding our Annual Report on Form 10-K for the Fiscal year ended April 30, 2009 for Medina International Holdings, Inc. (the Company), filed with Securities and Exchange Commission on October 22, 2009.

         The response set forth below have been organized in the same manner in the same manner in manner in which your comments and headings were organized in the Comment Letter.

Form8-K/A filed on October 14, 2009 Modena Sport Designs, LLC Financial Statements Note-3 Related Party Transactions. Page F-12

Q1: We note your disclosure indicating that a payable of $1,000,000 was issued to a related party owner in exchange for fixed assets valued at $694,730, a receivable of $276,845, and other items valued at $28,425. Please tell us how you determined the value assigned to the various assets received in this transaction. If the assets received in this transaction were not valued at the related party owner's historical cost basis in the assets, please explain in detail why you believe the valuation used for these assets was appropriate. As outline in paragraphs D11 and D12 of SFAS No. 141, transfers of assets between entities under common control should generally be recognized at their carrying amounts in the accounts of transferring entity at the date of the transfer. We may have further comment upon reviewing your response.

Response Q1: Medina International Holdings, Inc. ("Company") acquired Modena Sport Designs, LLC a California corporation, on June 18, 2008, as its wholly owned subsidiary. The results of operations of Modena Sport Designs, LLC included in the consolidated financial statements of the Company in the form 10-K for the year ended April 30, 2009, are from June 18, 2008 to April 30, 2009.

The Company accounted for the acquisition of 100% equity of Modena Sport Designs, LLC using the purchase method. The purchase price to acquire Modena Sport Designs, LLC (fixed assets, molds, and license agreements) was 11,000,000 shares of the Company's common stock and $1,000,000 in cash payments, of which $800,000 is contingent on boat sales and $200,000 is currently due.

The 11,000,000 shares of Company's common stock was valued at $0.06, which was the fair value of the Company's common stock traded on the Over-the-counter-bulletin-board (OTCBB) market as of the date of the agreement. Share certificate for 11,000,000 shares were issued as on June 1, 2009 and accounted in Medina international Holdings, Inc. books for the year ended April 30, 2009. In addition, the amount of $276,845 was considered as intercompany receivables in Modena Sport Designs, inc. were recorded in Medina International Holdings, Inc. books as Goodwill write off for the year ended April 30, 2009 and adjusted Modena Sport Designs, LLC's equity of 114,835 as at the end of June 18, 2008 to Goodwill write off for the year ended April 30, 2009.

-------------------------------------------------------------------------
Modena Sport Designs, LLC
-------------------------------------------------------------------------
As of April 30, 2009

Shares                                         $660,000
Intercompany receivables                       276,845
Modena Sport Designs, LLC                      (114,835)
Total Goodwill                                 $822,010
---------------------------------------------- ------------- ------------


Contingent payment - The contingent payment of $800,000, of the total liability $1,000,000, is in addition to the pre-existing license agreement with Mr. Albert Mardikian, current CEO of Modena Sport Designs, LLC. The Company also retained Mr. Albert Mardikian, the then owner of Modena Sport Designs, LLC, as the CEO of the Modena Sport Designs, LLC, after the acquisition transaction was completed. The Company had a pre-existing relationship (license agreement) with Mr. Albert Mardikian, at the acquisition date of Modena Sport Designs, LLC., as a licensee to manufacture and sell certain patented watercrafts designs and pump technology, in exchange for royalty. This business combination incorporates the pre-existing relationship and terms regarding the right to use the patents to manufacture and sell watercrafts and pump technology, in exchange for royalty payments.

The following is the condensed balance sheet of the Modena Sport Designs, LLC., with both book and fair values indicated, as of the acquisition date of June 18, 2008:


Assets                              Book Value  Fair Value   Liabilities  and  Stockholders'    Book       Fair Value
------                              ----------  ----------   ---------------------------------  -----      ----------
                                                             Equity                             Value
                                                             ------                             -----
----------------------------------- ----------- ------------ ---------------------------------- ---------- -----------
Cash                              $ 100,726    $100,726      Accounts payable                     $50,848
                                                                                                            $50,848
Accounts Receivables, net           338,100     338,100      Short-term borrowings from           138,444
                                                             financial institutions                         138,444
Other receivables                               276,845
Inventory                           262,685     262,686      Deposits from customers              368,959   368,959
Property, plant, and equipment      -                        Long-term liabilities                     -  1,000,000
                                                694,730

                                                             Stockholders' equity (deficit)       143,260
                                                                                                            114,836
Total                               $701,511    $1,673,087                                      $701,511 $1,673,087
----------------------------------- ----------- ------------ ---------------------------------- ---------- -----------


The determination of fair values of each of the acquired company's identifiable tangible assets and of its liabilities, as at the date of acquisition, is provided below:

Accounts Receivables - The amount of accounts receivables will be collected within one year or the company's operating cycle, whichever is longer, and therefore, fair value is equal to book value. All of the company's products are sold to government agencies or government funded organizations, and Modena Sport Designs, LLC. customers place order only, if they have the funds ready to be disbursed.

Inventory - Inventory consisted of parts and work-in progress. Parts fair value is recorded as current replacement costs, which equals book value. Work-in progress inventory's fair value is recorded as estimated selling prices less the sum of the costs of disposal and a normal profit, which equals book value.

Property, plant, and equipment (PPE) - PPE consists of machinery, equipment, and molds, which are expected to be used in operations. The Company has accounted PPE items using current replacement costs for similar capacity, which were verified by a third party valuation expert.

Accounts Payable - The amount of accounts payables will be paid within one year or the company's operating cycle, whichever is longer, and therefore, fair value is equal to book value.

Short-term borrowings from financial institutions - The short-term debt will be paid within one year or the company's operating cycle, whichever is longer, and therefore, fair value is equal to book value.

Deposits from customers - All deposits from customers is expected to be converted into revenue within one year or the company's operating cycle, whichever is longer, and therefore, fair value is equal to book value.

Long-term liabilities- The long-term debt is not expected to be paid within one year or the company's operating cycle, whichever is longer.

The following presents the computation of goodwill:

----------------------------------------- ---------- ------------
Purchase price                                        $1,660,000
----------------------------------------- ---------- ------------
Net Working Capital                       $143,260
Property, plant, and equipment             694,730       837,990
                                          ---------- ------------
Goodwill   (excess  of  cost  over  fair                $822,010
value)
----------------------------------------- ---------- ------------


The purchase price for the acquisition of Modena Sport Designs, LLC was computed as following:

---------------------------------------------------------------- -------------
Common Stock Issuance: (11,000,000 shares @ $0.06/share)         $   660,000
---------------------------------------------------------------- -------------
Long-term liability                                                1,000,000
Total                                                             $1,660,000
---------------------------------------------------------------- -------------

The factors that contributed to a purchase price that resulted in the recognition of goodwill were (i) expansion in watercraft models, (ii) sales track record, and (iii) exclusive licenses. In future filings, as appropriate, we will revise Note 13 to highlight these factors as the factors which contributed to the Goodwill.

No part of this goodwill will be expected to be deductible for tax purposes.

We will revise Note 13 in our future filings to disclose the above description of the factors that contributed to a purchase price that resulted in the recognition of goodwill to comply with disclosure requirements outlined in paragraph 51b and 51e of SFAS no. 141.

Form 10-K for the year ended April 30, 2009.
-------------------------------------------
Item 6. Selected Financial Data
-------------------------------

Q2: We note that the amounts of the Company's net sales for the fiscal year ended April 30, 2009 of $2,034,379 and the Company's total assets at the end of the period of $(242,088) as disclosed in the Company's Selected Financial Data do not agree to the amounts reflected in the Company's financial statements at this date of $1,034,379 and $1,324,318, respectively. Please reconcile and revise these disclosures.

Response Q2:

SELECTED FINANCIAL DATA (Corrected)

The following table presents selected historical financial data derived from the audited Consolidated Financial Statements for two years. This information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and the audited Consolidated Financial Statements and the Notes thereto.


                                                                        2009                  2008
-------------------------------------------------                   ----------------      ------------
Operating Results

Net Sales                                                            $1,034,379            $  192,800
Cost of Goods Sold                                                    1,110,916               115,114
Gross Margin                                                            (76,537)               77,686
General and Administrative expenses                                     489,653             1,059,346
Selling & marketing expenses                                            169,889                57,946
Research and development expenditures                                   148,836                     -
Other operating expenses                                                822,009                68,500
Other income (expenses)                                                 (61,510)              (34,631)
Net Loss                                                             (1,768,434)           (1,142,737)
------------------------------------------                       -------------------    ----------------
Balance Sheet

Total assets                                                         $1,324,318             $ 386,776
Total debt                                                            3,593,014               887,038
Total Stockholders' equity                                           (2,268,696)             (500,262)
----------------------------------------                            --------------------  -----------------
Cash Flows

Net cash used by operating activities                                $ (242,088)             $(96,576)
Net cash provided by investing activities                                (3,586)              (33,489)
Net cash provided b financing activities                                282,250               124,929


We confirm that we will revise the Company's Selected Financial Date in future filings to agree to the Company's financial statements.

Q3. We note from the Company's consolidated statement of operations for the year ended April 30, 2009 that the Company recognized a goodwill impairment charge of $822,009 during the year ended April 30, 2009. However, based on the disclosures in MD&A and the notes to the Company's financial statements, we are unclear as to the nature and terms of the transaction that resulted in the original recognition of this goodwill, or the facts and circumstances that resulted in the recognition of an impairment charge associated with this goodwill during 2009.

If this goodwill was recognized in connection with the acquisition transaction described in Note 13, please revise Note 13 to disclose the amount of the purchase price that has been allocated to goodwill along with a description of the factors that contributed to a purchase price that resulted in the recognition of goodwill. Also, revise the disclosure of your purchase price allocation in Note 13 to clearly explain how the amount of goodwill recognized in connection with the acquisition was calculated or determined. Refer to the disclosure requirements outlined in paragraph 51b and 51e of SFAS No. 141.

Response Q3: Please refer to Response Q1 above for the nature and terms of the transaction regarding the Company's acquisition of Modena Sport Designs, LLC. The factors that contributed to a purchase price that resulted in the recognition of goodwill were (i) expansion in watercraft models, (ii) sales track record, and (iii) exclusive licenses. In future filings, as appropriate, we will revise Note 13 to highlight these factors as the factors which contributed to the Goodwill.

We will revise Note 13 in our future filings to disclose the above description of the factors that contributed to a purchase price that resulted in the recognition of goodwill to comply with disclosure requirements outlined in paragraph 51b and 51e of SFAS no. 141.

Q4: Also, given that the acquisition of the business occurred in June 2008 during the first quarter of the fiscal year ended April 30, 2009, please tell us and explain in MD&A and the notes to the Company's financial statements what changes in facts and circumstances occurred during the period from June 18, 2008 through April 30, 2009 that resulted in recognition of an impairment charge with respect to the goodwill shortly after completion of the acquisition. We may have further comment upon receipt of your response.

Response Q4: The Company had not generated any material level of revenues since its inception. Management used paragraph 24 of SFAS No. 142 to test for goodwill impairment. Due to adverse changes in business climate before and after the acquisition date (June 18, 2008) of Modena Sport Designs, LLC, management of the Company was not able to develop reasonably supportable estimates of expected future cash flows for assets acquired by the Company, without undue cost and effort. Management of the Company decided to write-off all goodwill ($822,010) associated with the purchase of Modena Sport, LLC in the year acquired.

Share certificate for 11,000,000 shares were issued as on June 1, 2009 and accounted in Medina International Holdings, Inc. books for the year ended April 30, 2009. In addition, the amount of $276,845 was considered as intercompany receivables in Modena Sport Designs, inc. were recorded in Medina International Holdings, Inc. books as Goodwill write off for the year ended April 30, 2009 and adjusted Modena Sport Designs, LLC equity of 114,835 as at the end of June 18, 2008 to Goodwill write off for the year ended April 30, 2009.

-------------------------------------------------------------------------
Modena Sport Designs, LLC
-------------------------------------------------------------------------
As of April 30, 2009

Shares                                         $660,000
Intercompany receivables                        276,845
Modena Sport Designs, LLC                      (114,835)
Total Goodwill                                 $822,010
---------------------------------------------- ------------- ------------

We here by confirm that we will revise in the future filings the notes to the Company's financial statements and MD&A to explain the factors that resulted in the recognition of the $822,010 impairment charge during 2009, shortly after completion of the acquisition.

Consolidated Balance Sheets
---------------------------
Note 2. Summary of Significant Accounting Policies
--------------------------------------------------
Long Lived Assets
-----------------

Q5: We have reviewed your response to our prior comment number 3 and the disclosures that have been provided in the Annual Report on Form 10-K filed on October 22, 2009. However, we do not believe that your response or the revised disclosures in your Form 10-K adequately addressed the concerns that were raised in our prior comment. In addition, particularly in light of the increased materiality of your fixed assets during 2009, your discussion regarding your impairment analysis should include more detail that includes company specific information. As such, we reissue prior comment number 3. Please tell us and significantly expand MD&A to explain the methods and significant assumptions used in preparing your impairment analysis for the most recent annual period presented pursuant to the guidance in ASC 360-10-35(SFAS 144).

Response Q5:
----------

The Company's impairment analysis for the most recent annual period presented pursuant to the guidance in ASC 360-10-35(SFAS 144) are as fallows:

Our management has estimated that, on average, the time it takes to follow-up on a sales lead to the time our products are delivered and receivables are collected is eighteen (18) months. Marketing and sales efforts for Modena Sport Designs, LLC during the year ended April 30, 2008 and there after Medina International Holdings, Inc. acquired Modena Sport Designs, LLC on June 18, 2008. Company has generated $1,003,426 revenue from boat sales for the year ended April 30, 2009. Our management has also taken into consideration the significant adverse changes in the business climate, obsolescence of products, and the Company's history of operating or cash flow losses. However, our management believes that the Company is working with potential customers and the orders that are currently placed by our customers are within the average time frame for a normal sales cycle. Based on our estimated (undiscounted) cash flows, net of outflows exceed net book value. Company is expected to have approximately 500k revenue during the quarter ended January 31, 2010 from the sale of two boats. Based on the above facts, our management concluded that our net assets were not impaired.

Q6: In addition, given that the Company has not generated any material level of revenues during the quarters ended July 31, 2009 and October 31, 2009 along with the significant net losses that have been experienced by the Company during each of these quarterly periods, please tell us and explain in future filings whether the Company has performed an updated impairment analysis with respect to its long-lived assets pursuant to the guidance in ASC 360-10-35. If not, please tell us and revise MD&A to explain why you do not believe your lack of meaningful sales revenues and ongoing losses do not reflect significant adverse changes in the business climate which would trigger the requirement to perform an updated impairment analysis with respect to your long-lived assets.

Response Q6: Our management has estimated that, on average, the time it takes to follow-up on a sales lead to the time our products are delivered and receivables are collected is eighteen (18) months. We began our marketing and sales efforts for the Company during the year ended April 30, 2009 since acquisition of Modena Sport Designs, LLC on June 18, 2008. Our management has also taken into consideration the significant adverse changes in the business climate, obsolescence of products, and the Company's history of operating or cash flow losses. However, our management believes that the Company is working with potential customers and the orders that are currently placed by our customers are within the average time frame for a normal sales cycle. Based on our estimated (undiscounted) cash flows, net of outflows exceed net book value, management concluded that our net assets were not impaired. We will in the future filings we will include our efforts to conduct impairment analysis and the results thereof.

Note 14. Stockholders' Equity
-----------------------------

Q7: We have reviewed the Company's response to our prior comment number 4 but do not believe that the Company's response or the disclosures provided in the Annual Report on Form 10-K for the year April 30, 2009 were responsive to our prior comment. As requested in our prior comment, please tell us and revise the notes to the Company's audited financial statements to explain how the Company valued the shares issued in the various share based transactions reflected in the Company's financial statements for the fiscal years ended April 30, 2008 and April 30, 2009. As part of the Company's response and its revised disclosures, please explain how the Company determined the "market value at the issuance date" for each of these transactions. As part of these disclosures, the Company should also explain how it valued the 11,000,000 shares that were valued $0.06 per share that were issued in connection with the acquisition of Modena Sport Designs, LLC.

Response Q7: For the year ended April 30, 2008, the Company issued the following common stock to persons/entities for the purposes mentioned:

During the year ended April 30, 2008, the Company issued 124,000 shares of its restricted common stock to three unrelated parties at agreed price of $0.10 and $0.25, for cash valued at $16,000.

During the year ended April 30, 2007, the Company issued a total of 75,000 shares of its restricted common stock to its three independent directors as compensation for their services as directors. The shares were issued at at quoted market closing price of $0.20, $0.25, and $0.07 on OTCBB, for a total value of $13,500.

During the year ended April 30, 2008, the Company issued a total of 1,350 shares of its restricted common stock as payment of rent for a mail box, at agreed price of $0.50 per share totaling $675.

During the year ended April 30, 2008, the Company issued a total of 50,000 shares of its restricted common stock as payment of rent of space at 255 S. Leland Norton Way, San Bernardino, CA 92408, in exchange for $24,000 of rental payments agreed price of $0.48.

During the year ended April 30, 2008, the Company issued a total of 12,200 shares of its restricted common stock as payment of royalty fees. The shares were issued at various quoted market closing price of $0.20, $0.25, and $0.07 on OTCBB, for a total value of $1,629.

During the year ended April 30, 2008, the Company issued 1,600,000 shares of its restricted common stock for consulting service to 4 unrelated third parties, recorded at quoted market price of $0.25 per share on OTCBB, with total value of $400,000.

During the year ended April 30, 2008, the Company issued 8,000 shares of its restricted common stock for consulting service to one unrelated third party, recorded at quoted market price of $0.20 per share on OTCBB, with total value of $1,600.

During the year ended April 30, 2008, the Company issued 150,000 shares restricted common stock to one vendor for providing services to the Company, recorded at quoted market price of $0.20 per share on OTCBB, with a total value of $30,000.

During the year ended April 30, 2008, the Company issued 165,000 shares of its restricted common stock for consulting service to two unrelated third parties, recorded at quoted market price of $0.07 per share on OTCBB, with total value of $11,550.

During the year ended April 30, 2008, the Company issued 50,000 shares of its restricted common stock for consulting service to Daniel Medina, Jr., son of Daniel F. Medina, president and director of the Company, recorded at market value of $0.20 per share on OTCBB with total value of $10,000.

During the year ended April 30, 2008, the Company issued 50,000 shares of its restricted common stock for consulting service to Srikrishna Mankal, son of Madhava Rao Mankal, Chief Financial Officer and Director of the Company, recorded at quoted market price of $0.20 per share on OTCBB, with total value of $10,000.

During the year ended April 30, 2008, the Company issued 50,000 shares of its restricted common stock for consulting service to Michelle Medina, daughter of Daniel F. Medina, President and Director of the Company, recorded at quoted market price of $0.07 per share on OTCBB, with total value of $3,500.

During the year ended April 30, 2008, the Company issued 1,500,000 shares of its restricted common stock for consulting service to Daniel Medina, Jr., son of Daniel F. Medina, president and director of the company, recorded at quoted market price of $0.07 per share on OTCBB, with total value of $105,000.

During the year ended April 30, 2008, the Company issued 750,000 shares of its restricted common stock for consulting service to Srikrishna Mankal, son of Madhava Rao Mankal, Chief Financial Officer and director of the company, recorded at quoted market price of $0.07 per share on OTCBB, with total value of $52,500.

During the year ended April 30, 2008, the Company issued 750,000 shares of its restricted common stock for consulting service to Pavan Kumar Mankal, son of Madhava Rao Mankal, Chief Financial Officer and director of the company, recorded at quoted market price of $0.07 per share on OTCBB, with total value of $52,500.


We confirm that we will revise the notes to the Company's financial statements in future filings to explain how the Company determined the market value at the date of issuance for all transactions in which the Company issued shares of common stock for goods or services during the periods presented in the Company's financial statements.

Quarterly  Reports on Form 10-Q for the Quarters ended July 31, 2009 and October
--------------------------------------------------------------------------------
31, 2009
--------

Item 4T. Controls and Procedures
--------------------------------

Q8: We note from the disclosure included in Item 4T. of the Company's Quarterly Report on Form 10-Q for the quarter ended July 31, 2009 that based on management's assessment of internal control over financial reporting as of the quarter ended July 31, 2009, the Company's internal control over financial reporting was not effective and that this same conclusion was also disclosed in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2009. We also note from Item 4T of the Company's Quarterly Report on Form 10-Q for the quarter ended October 31, 2009 that based on management's assessment at the end of this quarter, management now believes that internal control over financial reporting is effective. We also note from the disclosure in Item 4T of the October 31, 2009 Form 10-Q, that there was no changes in the Company's internal control over financial reporting that occurred during the quarter ended October 31, 2009 that have materially affected the Company's internal control over financial reporting.

Given that there were no material changes in internal control over financial reporting during the quarter ended October 31, 2009, please explain what changes in facts or circumstances have resulted in management concluding that internal controls over financial reporting are effective at October 31, 2009 when they were not effective at July 31, 2009 or at April 30, 2009. We may have further comment upon receipt of your response.

Response Q8:
-----------

There was an error in Item 4T as to the effectiveness of the Internal Control over Financial Reporting. We have amended to include that the internal control over financial reporting is not effective, as there were no changes in the Company's internal control over financial reporting occurred during the quarter ended October 31, 2009, that have materially affected the Company's internal control over financial reporting.

Management's Quarterly Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for the company in accordance with as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

     (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

     (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

     (iii)provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations, including the possibility of human error and circumvention by collusion or overriding of controls. Accordingly, even an effective internal control system may not prevent or detect material misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Management's assessment of the effectiveness of the small business issuer's internal control over financial reporting is as of the quarter ended October 31, 2009. We believe that internal control over financial reporting is not effective because of the small size of the business. We have not identified any, current material weaknesses considering the nature and extent of our current operations and any risks or errors in financial reporting under current operations.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

This quarterly report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

There was no change in our internal control over financial reporting that occurred during the fiscal quarter ended October 31, 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We have refiled the amendment to the Company's Quarterly Report on Form 10Q for the quarter ended October 31, 2009. Q 9: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to b certain that the filing includes all information required under the Security Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

     1. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Response Q9:
-----------

In response to the comment letter dated January 8, 2010 ("Comment Letter") acknowledges to the SEC that:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in their filings;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.


                                                     Sincerely,

                                            -----------------------------------
                                                     Madhava Rao Mankal,
                                                     Chief Financial Officer

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